EXHIBIT 99.1

Management’s Discussion and Analysis

MOGO FINANCE TECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2018

DATED: AUGUST 8, 2018

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Management’s Discussion and Analysis

Table of Contents

Non-IFRS Financial Measures	3

Caution Regarding Forward-looking Statements	3

Company Overview	5

Mission	5

Financial Performance Review	6

Liquidity and Capital Resources	21

Risk Management	24

Non-IFRS Financial Measures	24

Critical Accounting Estimates	29

Changes in Accounting Policies	29

Controls and Procedures	31

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 8, 2018 and presents an analysis of the financial condition of Mogo Finance Technology Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three and six months ended June 30, 2018 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three and six months ended June 30, 2018 and 2017. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Finance Technology Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which is subject to copyright, such as “Mogo” and “Adulting 101”, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade-marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements and annual information form can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including core revenue, contribution, contribution margin, adjusted EBITDA, adjusted net loss, cash provided by operating activities before investment in gross loans receivable, charge-off rate, average revenue per member (“ARPM”), core ARPM, Mogo Members, and gross loans receivable (long-term and short-term), to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non-IFRS Financial Measures”.

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue (including interest revenue), expenses and operations, key performance indicators, provision for loan losses (net of recoveries), delinquencies ratios, anticipated cash needs and the need for additional financing, interest costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its solution and services, future growth plans, ability to attract new customers and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third-party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s customers and the marketplace of new technologies and solutions.

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Management’s Discussion and Analysis

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 6, 2018, for the year ended December 31, 2017, and the Company’s short form base shelf prospectus dated June 15, 2018, available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference, including but not limited to risks related to: our history of losses and our recent, rapid growth; our negative operating cash flow; disruptions in the credit markets may affect our ability to access additional capital through issuances of equity and debt securities; our new products and platform enhances do not achieve sufficient market acceptance; changes in the regulatory environment or in the way regulations are interpreted; security breaches of members’ confidential information; changes in economic conditions may increase member default rates; material changes to the interest rate charged to our members and paid to our lenders; the concentration of our debt funding sources and our ability to access additional capital from those sources; the early payment triggers and covenants under our credit facilities; factors affecting the development, acceptance and widespread use of cryptocurrency; the loss of banking and/or insurance services as a result of our cryptocurrency-related services; the price of our publicly traded securities becoming subject to wide price swings since the value of cryptocurrencies may be subject to pricing risk and wide swings in value; collection, processing, storage, use and disclosure of personal data and its related privacy considerations; protecting our intellectual property rights; claims by third parties for alleged infringement of their intellectual property rights; the use of open source software and any failure to comply with the terms of open source licenses; serious errors or defects in our software and cybersecurity risks; the adequacy of our allowance for loan losses; the reliability of our credit scoring model; access to reliable third-party data; our risk management efforts; our operating risk and insurance coverage; our levels of indebtedness; our efforts to expand our market reach and product portfolio; our marketing efforts and ability to increase brand awareness; member complaints and negative publicity; misconduct and/or errors by our employees and third-party service providers; our ability to collect payment and service the products we make available to our members; our reliance on data centers to deliver our services and any disruption thereof; competition in our industry; the reliability of information provided by members; our reliance on key personnel; competition for employees; preserving our corporate culture; risks related to litigation; earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man-made problems such as terrorism; volatility in the market price for our publicly traded securities; future sales of our securities by existing shareholders causing the market price for our publicly traded securities to fall; no cash dividends for the foreseeable future; our trading price and volume declining if analysts publish inaccurate or unfavourable research about us or our business; risks related to operating in the cryptocurrency industry. Although the forward-looking statements contained in this MD&A are based upon what our management believes are reasonable assumptions, these risks, uncertainties, assumptions and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo - a Vancouver-based financial technology company - is focused on building the leading digital financial platform in Canada and empowering consumers with simple solutions to help them improve their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, digital spending account with Platinum Prepaid Visa® Card, digital mortgage experience, the MogoCrypto account, the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products through MogoMoney. The platform has been engineered to deliver multiple financial products within the Mogo ecosystem through an increasingly subscription-based model. With more than 600,000 members and growing, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

In addition to the above key products, the following key corporate changes, transactions and material contracts are referred to, and assist in understanding, this MD&A:

•	Launched MogoProtect in the fourth quarter of 2017, a new digital solution to help consumers protect against identity fraud. MogoProtect is currently offered as a monthly subscription service and also as part of our premium MogoMoney subscription service bundle.

•	Launched MogoCrypto during the first quarter of 2018, enabling members to buy and sell bitcoin at real-time prices and with no funding or withdrawal fees, instantly from their mobile devices.

•	Extended the term of our strategic marketing collaboration agreement with Canada’s largest news media company, Postmedia, during the second quarter of 2018, for an additional two years, to the end of 2020, with an additional minimum media value of $30 million over those two years for fixed quarterly payments of $525,000.

•	Expanded into New Brunswick, Newfoundland, Prince Edward Island and Manitoba during 2017.

•	Commenced trading on the NASDAQ Capital Market under the symbol “MOGO” during the second quarter of 2018.

•	Issued 3.75 million common shares for proceeds of $24.4 million, net of issuance costs in the fourth quarter of 2017.

•	Finalized a new senior secured credit facility of up to $40 million (“Credit Facility - Other”) with Fortress in the third quarter of 2017, which may be extended further by $10 million to an aggregate of $50 million. The new credit facility was used to repay and replace Mogo’s existing $30 million facility with Fortress (“Credit Facility - ST”), has a lower effective interest rate, and extends the maturity date by two years to July 2, 2020.

Mission

Mogo’s mission is to make it easy for consumers to get in control of their financial health. By leveraging technology and design, we aim to offer all the financial products that consumers need in one engaging and intuitive app.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: total revenue, subscription and services revenue, gross profit, credit facility interest expense, core revenue(1)(2), contribution(1), contribution margin(1), adjusted EBITDA(1) , adjusted net loss (1), cash provided by operating activities before investment in gross loans receivable(1), charge-off rate(1), average revenue per member (“ARPM”)(1)(3), core ARPM(1), and Mogo Members(1). For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”. We evaluate our performance by comparing our actual results to prior year results.

The tables below provide the summary of key performance indicators for the reported periods:

($000s, except percentages and average revenue per member)
	Three months ended June 30,		Percentage	Six months ended June 30,		Percentage
	2018	2017	Change	2018	2017	Change

IFRS Measures
Total revenue	$15,417	$11,490	34%	$29,750	$22,771	31%
Subscription and services revenue	5,752	2,808	105%	10,722	5,176	107%
Gross profit	9,912	7,676	29%	19,283	15,134	27%
Credit facility interest expense	2,181	1,683	30%	4,153	3,289	26%

Non-IFRS Measures(1)
Core revenue(2)	$11,608	$7,065	64%	$21,996	$13,565	62%
Contribution	5,778	4,175	38%	11,216	8,086	39%
Contribution margin	37.5%	36.3%		37.7%	35.5%
Adjusted EBITDA	734	207	255%	1,037	464	124%
Adjusted net loss	(5,234)	(4,251)	23%	(10,105)	(8,044)	26%
Cash provided by operating activities before investment in gross loans receivable	2,248	826	172%	2,021	2,093	(4%)
Charge-off rate	15.0%	15.5%		14.3%	17.4%
Average revenue per member (“ARPM”)(3)	98	110	(11%)	99	116	(15%)
Core ARPM	74	68	9%	73	69	6%

					As at
	June 30, 2018	June 30, 2017	Percentage Change	December 31, 2017	Percentage Change
Non-IFRS Non-Financial Measures(1)
Mogo Members (000s)	654	439	49%	544	20%

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)	This non-IFRS measure was renamed from “revenue excluding loan fees” in the current period. The method for calculating the metric has not changed.
(3)	The calculation of average revenue per member was revised in the current period to reflect annualized average revenue per member, to allow for better comparability of three months ended and year to date numbers. Prior year comparative figures have also been restated to reflect annualized amounts.

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Management’s Discussion and Analysis

Total revenue

Total revenue increased by 34% to a record $15.4 million for the three months ended June 30, 2018 compared to the same period in 2017. For the six months ended June 30, 2018, total revenue grew by 31% to $29.8 million compared to $22.8 million for the same period in 2017.

Total revenue was driven largely by continued strong growth in subscription and services revenue, which more than doubled compared to the same periods last year. Interest revenue also contributed to revenue growth during the most recent period due to continued growth in our long-term loan receivables. The continued decline in loan fees during the quarter moderated total revenue growth as the Company continued its strategic shift away from its legacy short-term loan product. The Company expects this trend in declining loan fees to accelerate in the third quarter of 2018, with the Company’s short-term loan product expected to be phased out by the end of the year.

Subscription and services revenue

Subscription and services revenue continued to be the major driver of revenue growth in the second quarter, growing by 105% in the three months ended June 30, 2018 and 107% in the six months ended June 30, 2018 compared to the same periods in 2017.

The launch of Mogo’s mobile-first digital platform and account in the third quarter of 2016 dramatically expanded our opportunity to launch new products including MogoCrypto, MogoProtect, MogoCard, MogoMortgage, and our premium account subscription offerings. These products and services, along with revenues from our small-scale bitcoin mining agreement with DMG, are included within subscription and services revenue.

Subscription and services revenue now represents 37% of total revenue and 50% of core revenue, and we remain focused on continuing to drive growth in this segment by ramping existing products and introducing new products on our digital platform to add value to our growing member base.

Core revenue (1)

Core revenue increased by 64% for the three months ended June 30, 2018 and 62% for the six months ended June 30, 2018 when compared to the same periods last year, representing our fifth sequential quarter of accelerating core revenue growth. This was driven primarily by subscription and services revenue, which grew by 105% in the three months ended June 30, 2018 compared to the same period last year, and now represents 50% of core revenue. Core revenue is calculated as total revenue less revenue from loan fees, which are related to the Company's legacy short-term loans that are expected to be phased out by the end of the year.

Interest revenue also contributed to revenue growth, increasing by 34% to $11.3 million from $8.4 million for the six months ended June 30, 2018 and 2017 respectively, as we continued to offer our members access to our smart credit products, MogoMoney, which comprise our long-term loan receivables.

Core revenue is a measure used by our management and Board to understand and evaluate trends within our core products. We consider the metric especially relevant in 2018 as we intend to accelerate our shift away from our short-term loan product and related loan fees in the third quarter of 2018, and phase them out by the end of the year.

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(1)	This non-IFRS measure was renamed from “revenue excluding loan fees” in the current period. The method for calculating the metric has not changed. For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Gross profit

Gross profit for the three months ended June 30, 2018 was $9.9 million, a 29% increase as compared to the same period last year. Gross profit for the six months ended June 30, 2018 was $19.3 million, a 27% increase as compared to the same period last year.

Gross profit as a percentage of total revenue decreased to 64.3% from 66.8% and to 64.8% from 66.5% for the three and six months ended June 30, 2018 and 2017, respectively. These changes were driven by increases in our loan loss provision expense, which were a direct result of growing our loan book in the second quarter as opposed to a decline in operating performance. The new IFRS 9 accounting standard, effective January 1, 2018, requires provision expense to be recorded immediately upfront upon loan origination, prior to the occurrence of any actual impairment event. This has the effect of reducing gross profit in periods of stronger loan book growth, as was the case in the second quarter, since the related loan interest revenue is not booked upfront but earned gradually over the full term of the loan. This impact was partially offset by a growth in subscription and services revenue which generates higher margins.

It is important to note that the adoption of IFRS 9 in 2018 does not directly impact the charge off rate of the Company’s loans receivable portfolio. Likewise, IFRS 9 adoption does not impact the cash flows used in and generated by the Company’s loans receivable portfolio, since the periodic changes in the allowance for loan losses is a non-cash item. For further discussion on the adoption of IFRS 9, refer to the Changes in Accounting Policies section of the MD&A.

Credit facility interest expense

We continued to grow our loan portfolio during the three and six months ended June 30, 2018, increasing the facility drawdown on both Credit Facility - Liquid and Credit Facility - Other, which generated a corresponding increase in credit facility interest expense. Credit facility interest expense for the three and six months ended June 30, 2018 were $2.2 million and $4.2 million, respectively, representing increases of 30% and 26% over the same periods last year. Management expects interest costs to continue to increase in absolute dollars in the future as our loan portfolio grows.

Contribution and contribution margin (1)

Contribution increased by 38% to $5.8 million during the three months ended June 30, 2018, and by 39% to $11.2 million during the six months ended June 30, 2018, compared to the same periods last year. During these periods, contribution margin increased to 37.5% from 36.3%, and to 37.7% from 35.5%, respectively. The increase in our contribution margin is mainly attributable to an increase in our total revenue, particularly our higher margin subscription and services revenue. In addition, Customer Service & Operations expenses remained stable despite growing revenue, contributing to the increase in margin.

Adjusted EBITDA (1)

We achieved positive adjusted EBITDA of $0.7 million and $1.0 million during the three and six months ended June 30, 2018, representing increases of 255% and 124% respectively over the same periods last year. Growth in adjusted EBITDA was driven by $2.2 million and $4.1 million increases in gross profit in the three and six months ended June 30, 2018 relative to comparative periods. This increase in gross profit was partially offset by increased discretionary expenditure in technology, development, and marketing, as we made a conscious decision to ramp up investment in new product initiatives, platform development, and brand awareness in the first half of 2018. This represents our eighth consecutive quarter of positive adjusted EBITDA.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Adjusted net loss (1)

Adjusted net loss during the three and six months ended June 30, 2018 were ($5.2) million and ($10.1) million, representing 23% and 26% increases compared to the same periods last year, respectively. The change is mainly attributable to increases in depreciation and amortization expense.

Cash provided by operating activities before investment in gross loans receivable (1)

Cash provided by operating activities before investment in gross loans receivable increased by $1.4 million to $2.2 million for the three months ended June 30, 2018, and decreased by $0.1 million to $2.0 million for the six months ended June 30, 2018, compared to the same period last year. The decrease for the six months ended June 30, 2018 is mainly attributable to the timing of changes in working capital offsetting increased inflows from revenue. The most comparable IFRS financial measure, cash used in operating activities, which is net of investment in loans receivable, was $6.0 million and $13.2 million of cash usage for the three and six months ended June 30, 2018, compared to $4.3 million and $5.3 million of cash usage in the same periods last year.

Charge-off rate (1)

Charge-off rate improved to 15.0% in the three months ended June 30, 2018 compared to 15.5% in the same quarter last year. In the six months ended June 30, 2018, charge-off rate improved to 14.4% from 17.4% in the comparative period. The improvement in charge-off rate is mainly attributable to better credit performance relative to the same period last year, and the Company’s continued strategic shift from short-term loan products to lower risk installment loans and line of credit products.

It is important to note that the adoption of IFRS 9 on January 1, 2018 had no impact on the comparability of the charge-off rate for the three and six months ended June 30, 2018, compared to the same periods last year. The Company continues to write off customer balances when they are greater than 180 days delinquent.

Average revenue per member (“ARPM”) and Core ARPM (1) (2)

ARPM decreased to $98 during the three months ended June 30, 2018 compared to $110 during the same period last year. ARPM decreased to $99 during the six months ended June 30, 2018 compared to $116 during the same period last year. The decrease in ARPM is mainly driven by the impact of declining loan fees within our total revenue.

ARPM based on core revenue, or core ARPM(1), which excludes the impact of the declining legacy loan fees, increased during the three months ended June 30, 2018 from $68 to $74 and increased during the six months ended June 30, 2018 from $69 to $73, relative to the same periods in 2017. Similar to core revenue, our management and Board are focused on core ARPM as a key performance indicator going forwards as it excludes our legacy loan fees which we intend to phase out by year end.

Mogo Members (1)

The Company experienced accelerated member growth during the six months ended June 30, 2018, adding approximately 110,000 net members since December 31, 2017, compared to an addition of 91,000 net members in six months ended June 30, 2017. This represents a 21% increase in net member growth from the comparative period. Our total member base has grown from 439,000 members as at June 30, 2017 to 654,000 members as at June 30, 2018, representing an increase of approximately 49% or 215,000 net members over the past year. The continuous increase in our member base reflects increased brand awareness through our Postmedia marketing collaboration agreement and continuing adoption of the Company’s new and existing products.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)	The calculation of average revenue per member was revised in the current period to reflect annualized average revenue per member, to allow for better comparability of three months ended and year to date numbers. Prior year comparative figures have also been restated to reflect annualized amounts.

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Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three and six months ended June 30, 2018 and 2017:

($000s, except per share amounts)
	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Total revenue	$15,417	$11,490	$29,750	$22,771
Cost of revenue	5,505	3,814	10,467	7,637
Gross profit	9,912	7,676	19,283	15,134
Technology and development expenses	3,976	2,861	7,182	5,640
Marketing expenses	2,336	1,452	4,690	2,815
Customer service and operations expenses	1,953	1,818	3,914	3,759
General and administration expenses	3,056	2,556	5,986	4,795
Operating expenses	11,321	8,687	21,772	17,009
Income (loss) from operations	(1,409)	(1,011)	(2,489)	(1,875)
Credit facility interest expense	2,181	1,683	4,153	3,289
Debenture interest expense	1,915	1,790	4,026	3,359
Unrealized foreign exchange loss (gain)	211	(159)	432	(217)
Unrealized loss (gain) on derivative liability	113	897	(1,441)	1,379
Other one-time expenses	227	108	347	226
Provision (refund) for income taxes	-	8	-	-
Net loss after tax	(6,056)	(5,338)	10,006	(9,911)
Adjusted EBITDA(1)	734	207	1,037	464
Adjusted net loss (1)	(5,234)	(4,251)	(10,105)	(8,044)
Net loss per share (Basic and fully diluted)	(0.27)	(0.29)	(0.44)	(0.54)

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three and six months ended June 30, 2018 and 2017:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2018	2017	Change	2018	2017	Change

Subscription and services revenue	$5,752	$2,808	105%	$10,722	$5,176	107%
Interest revenue	5,856	4,257	38%	11,274	8,389	34%
Loan fees	3,809	4,425	(14%)	7,754	9,206	(16%)
Total revenue	15,417	11,490	34%	29,750	22,771	31%

The following table summarizes the percentage contribution to total revenue from each of our revenue streams:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

Subscription and services revenue	37%	24%	36%	23%
Interest revenue	38%	37%	38%	37%
Loan fees	25%	39%	26%	40%
Total revenue	100%	100%	100%	100%

Subscription and services revenue - represents MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenues, bitcoin mining revenue, and other fees and charges. This caption was renamed from “subscription and fee based revenue” in the current period to provide a broader description that appropriately captures new revenue streams.

Interest revenue - represents interest on our long-term loan products. Our long-term loans fall into two categories: line of credit accounts and installment loans.

Loan fees - represent fees from our legacy short-term loan products, which generally have terms ranging from 14-30 days. These short-term loan products and related loan fees are expected to be phased out by the end of the year.

Total revenue increased by 34% to $15.4 million from $11.5 million for the three months ended June 30, 2018 and 2017, respectively. Excluding loan fees, core revenue increased by 64% to $11.6 million from $7.1 million for the three months ended June 30, 2018 and 2017 respectively. For the six months ended June 30, 2018, total revenue grew by 31% to $29.8 million from $22.8 million compared to same period last year. Excluding loan fees, core revenue increased by 62% to $22.0 million from $13.6 million for the six months ended June 30, 2018 and 2017 respectively.

Total revenue was driven by continued strong growth in subscription and services revenue, which more than doubled compared to the same periods last year, increasing by 105% to $5.8 million from $2.8 million in the three months ended June 30, 2018 and 2017, respectively. The increase in subscription and services revenue, which now represents 37.3% of total revenue, is driven by an increasing uptake of premium account services, continued growth in our non-loan related products, as well as some contribution from the commencement of small scale bitcoin mining operations. For the six months ended June 30, 2018 subscription and services revenue grew by 107% to $10.7 million from $5.2 million compared to same period last year.

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Management’s Discussion and Analysis

Interest revenue increased by 38% to $5.9 million from $4.3 million for the three months ended June 30, 2018 and 2017, respectively. We generated record loan originations in the second quarter, which we expect to continue driving strong growth in interest revenue through the remainder of 2018. For the six months ended June 30, 2018 interest revenue grew by 34% to $11.3 million from $8.4 million compared to same period last year.

Loan fees decreased by 14% to $3.8 million from $4.4 million for the three months ended June 30, 2018 and 2017, respectively. This is due to the Company’s continued strategic shift away from short-term loan products, a trend which we expect to accelerate in the third quarter of 2018, with short-term loans phased out by the end of the year. For the six months ended June 30, 2018 loan fees decreased by 16% to $7.8 million from $9.2 million compared to same period last year.

Cost of revenue and gross profit

The following table summarizes the cost of revenue and gross profit for the three and six months ended June 30, 2018 and 2017:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2018	2017	Change			Change

Total revenue	$15,417	$11,490	34%	$29,750	$22,771	31%

Provision for loan losses, net of recoveries	4,053	2,795	45%	7,681	5,634	36%
Transaction costs	1,452	1,019	43%	2,786	2,003	39%
Cost of revenue	5,505	3,814	44%	10,467	7,637	37%

Gross Profit	$9,912	$7,676	29%	$19,283	$15,134	27%
Gross Profit %	64.3%	66.8%		64.8%	66.5%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. The cost of revenue increased by 44% to $5.5 million from $3.8 million for the three months ended June 30, 2018 and 2017 respectively, corresponding with the increase in revenue over the same period. For the six months ended June 30, 2018, cost of revenue increased by 37% to $10.5 million from $7.6 million in the same period last year.

Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio, and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

The provision for loan losses increased to $4.1 million from $2.8 million and to $7.7 million from $5.6 million during the three and six months ended June 30, 2018 and 2017 respectively, which was a direct result of growing our loan book in the second quarter as opposed to a decline in operating performance. The new IFRS 9 accounting standard, effective January 1, 2018, requires provision expense to be recorded immediately upfront upon loan origination, prior to the occurrence of any actual impairment event. This has the effect of reducing gross profit in periods of stronger loan book growth, as was the case in the second quarter, since the related loan interest revenue is not booked upfront but earned gradually over the full term of the loan. It is important to note that prior period amounts were not restated for the impact of IFRS 9, which reduces comparability against the current period.

Transaction costs consist of variable costs incurred with third-party vendors and include expenses such as payment processing fees, underwriting and credit scoring, loan system transaction fees, costs of the Company’s loan protection program and fees related to our MogoCard program. Transaction costs for the three months ended June 30, 2018 were $1.5 million, a 43% increase compared to the transaction costs of $1.0 million in same period last year, driven largely by growth in subscription and services revenue. For the six months ended June 30, 2018, transaction costs increased by 39% to $2.8 million from $2.0 million compared to same period last year.

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Management’s Discussion and Analysis

Gross profit increased by 29% to $9.9 million for the three months ended June 30, 2018 from $7.7 million in the same period last year. For the six months ended June 30, 2018, gross profit increased by 27% to $19.3 million from $15.1 million in the same period last year. Gross profit margin in the three and six months ended June 30, 2018 was driven by growth in revenue offset by the impacts of provisioning under IFRS 9 described above.

Technology and Development Expenses

The following table provides the technology and development expenses for the three and six months ended June 30, 2018 and 2017:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2018	2017	Change	2018	2017	Change

Technology and development expenses	$3,976	$2,861	39%	$7,182	$5,640	27%
As a percentage of total revenue	26%	25%		24%	25%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and IT infrastructure employees. Additional expenses include third-party data acquisition expenses, professional services, consulting costs, hosting costs relating to servers and bitcoin mining equipment, expenses related to the development of new products and technologies and maintenance of existing technology assets, depreciation, and amortization of capitalized software costs related to our technology platform.

Technology and development expenses for the three months ended June 30, 2018 were $4.0 million, a 39% increase compared to the same period last year. Technology and development expenses as a percentage of total revenue increased from 25% to 26% for the three months ended June 30, 2018, compared to the corresponding period last year. This is attributed to an increase in non-capitalizable personnel costs and technology related expenses, as we ramped up our investment in the development of new products and our fully digital financial services platform in 2018. The increase was also driven by $0.7 million of new equipment depreciation expense related to our Bitcoin mining equipment and higher amortization expense on capitalized software costs in the current period. For the six months ended June 30, 2018, technology and development expenses increased by 27% to $7.2 million from $5.6 million compared to same period last year, for the same reasons described above.

The capitalization of technology and development expenses was $1.9 million and $3.3 million for the three and six months ended June 30, 2018, increased from $1.3 million and $2.7 million in the corresponding periods last year, respectively. The increased spending on technology highlights our commitment to investing in our technology platform for future product and service improvements. The primary development initiatives during the current period related to the launch of MogoCrypto, and enhancement of our digital loan solution and related systems.

We believe that continuing to invest in technology is core to our strategy of building a fully digital financial services platform that enhances member experience and promotes member engagement. We expect this to help drive ongoing growth in active members and in turn increase revenue.

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Management’s Discussion and Analysis

Marketing Expenses

The following table provides the marketing expenses for the three and six months ended June 30, 2018 and 2017:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2018	2017	Change	2018	2017	Change

Marketing expenses	$2,336	$1,452	61%	$4,690	$2,815	67%
As a percentage of total revenue	15%	13%		16%	12%

Marketing expenses consist of salaries and personnel-related costs of our marketing employees, as well as direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

Marketing expenses for the three months ended June 30, 2018 were $2.3 million, a 61% increase as compared to the same period last year. The increase in marketing expenses for the three months ended June 30, 2018 was to support search engine optimization, the launch of MogoCrypto, and the Company’s resumed focus on loan growth. For the six months ended June 30, 2018, marketing expenses increased by 67% to $4.7 million from $2.8 million in the comparative period last year.

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses for the three and six months ended June 30, 2018 and 2017:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2018	2017	Change	2018	2017	Change

Customer Service and Operations expenses	$1,953	$1,818	7%	$3,914	$3,759	4%
As a percentage of total revenue	13%	16%		13%	17%

Customer service and operations (“CS&O”) expenses consist primarily of salaries and personnel-related costs related to customer support and collections employees. Additional expenses include third-party expenses related to credit data sources and collections.

CS&O expenses for the three months ended June 30, 2018 were $2.0 million, an increase of 7% compared to the same period last year. CS&O expenses as a percentage of total revenue decreased to 13% for the three months ended June 30, 2018, compared to 16% in the corresponding period last year. In the six months ended June 30, 2018, CS&O expenses as a percentage of total revenue decreased to 13% from 17% in the comparative period. These changes were primarily driven by a decrease in personnel-related costs as a percentage of total revenue, partially offset by an increase in credit refresh costs related to our free monthly credit score product.

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Management’s Discussion and Analysis

General and Administration Expenses

The following table provides the general and administration expenses for the three and six months ended June 30, 2018 and 2017:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2018	2017	Change	2018	2017	Change

General and administration expenses	$3,056	$2,556	20%	$5,986	$4,795	25%
As a percentage of total revenue	20%	22%		20%	21%

General and administration expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, funding, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

General and administration expenses for the three months ended June 30, 2018 were $3.1 million, a 20% increase compared to the same period last year. For the six months ended June 30, 2018, expenses increased by 25% to $6.0 million from $4.8 million in the same period last year. The increase is primarily attributable to an increase in personnel, insurance, legal fees and stock compensation costs relative to the comparative period. As a percentage of total revenue, general and administration expenses were relatively consistent for the three and six months ended June 30, 2018 and 2017, respectively.

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense for the three and six months ended June 30, 2018 and 2017:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2018	2017	Change	2018	2017	Change

Credit facility interest expense - Liquid	$1,008	$707	43%	$1,909	$1,359	41%
Credit facility interest expense - Other	1,173	976	20%	2,244	1,930	16%
Total credit facility interest expense	2,181	1,683	30%	4,153	3,289	26%
As a percentage of total revenue	14%	15%		14%	14%

Credit facility interest expense relates to the costs incurred in connection with our Credit facility - Liquid and Credit facility - Other, including interest expense and the amortization of deferred financing costs.

Credit facility interest expense for the three months ended June 30, 2018 was $2.2 million, a 30% increase as compared to the same period last year, due to increased usage of our credit facilities as a result of the growth in gross loans receivable. Credit facility interest expense as a percentage of total revenue for three months ended June 30, 2018 remain flat, as compared to the corresponding period last year. For the six months ended June 30, 2018 credit facility interest expense increased by 26% to $4.2 million from $3.3 million in the comparative period, also remaining consistent as a percentage of total revenue.

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Management’s Discussion and Analysis

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the three and six months ended June 30, 2018 and 2017:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2018	2017	Change	2018	2017	Change

Debenture interest expense	$1,915	$1,790	7%	$4,026	$3,359	20%
Unrealized foreign exchange (gain) loss	211	(159)	n/a	432	(217)	n/a
Unrealized loss (gain) on derivative liability	113	897	(87%)	(1,441)	1,379	n/a
Other one-time expenses	227	108	110%	347	226	54%
Total other expense	2,466	2,636	(6%)	3,364	4,747	29%
As a percentage of total revenue	16%	23%		11%	21%

Total other expense decreased to $2.5 million from $2.6 million in the three months ended June 30, 2018 and 2017 respectively. In the six months ended June 30, 2018, total other expense decreased by 29% to $3.4 million from $4.7 million in the same period last year.

Debenture interest expense consists of interest expense and amortization of deferred financing costs related to our non-convertible and convertible debentures. Debenture interest expense for the three months ended June 30, 2018 was $1.9 million, a 7% increase as compared to the same period last year, due to accrued interest expense on our convertible debentures issued June 6, 2017. In the six months ended June 30, 2018, debenture interest expense increased by 20% to $4.0 million from $3.4 million in the comparative period for the same reason.

Our presentation and functional currency is in Canadian dollars (CAD). Our operations are based in Canada and we derive all of our revenue in CAD. Unrealized foreign exchange gains and losses for the three and six months ended June 30, 2018 and 2017 are primarily associated with the translation of $4.8 million in United States dollar denominated debentures into their CAD equivalent at each reporting period end.

The unrealized gains and losses on derivative liability, a non-cash item, are related to the warrants issued to our lender. These warrants are revalued at each reporting period using the Black-Scholes option pricing model, which require inputs including the Company’s current stock price, volatility, the prevailing risk free interest rate, and expected life of the warrants. The change in any of the inputs will change the fair value of liability resulting in an unrealized gain or loss recorded in the consolidated statements of comprehensive loss. The change in unrealized (gain) losses during the three and six months ended June 30, 2018, is primarily due to movements in the Company’s share price relative to the prior periods.

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Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2018		2017				2016
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter

Income Statement Highlights
Total revenue	$15,417	$14,333	$13,331	$12,579	$11,490	$11,281	$11,827	$12,612
Gross profit	9,912	9,371	9,108	8,567	7,676	7,458	7,766	7,601
Net loss before tax	(6,056)	(3,948)	(6,102)	(3,717)	(5,330)	(4,581)	(3,227)	(3,577)

Net loss per common share	(0.27)	(0.17)	(0.33)	(0.20)	(0.29)	(0.25)	(0.18)	(0.20)
(Basic and fully diluted)

Non-IFRS Financial Measures(1)
Core revenue	11,608	10,388	9,212	8,382	7,065	6,500	6,190	6,366
Adjusted EBITDA	734	303	1,002	1,014	207	257	1,059	518
Contribution	5,778	5,442	5,382	4,898	4,175	3,911	4,430	4,236

Total revenues have trended upwards since the first quarter of 2017, driven primarily by continuous growth in our subscription and services revenue and increasing uptake in our broadening portfolio of products and premium account solutions. Interest revenue has also increased quarter over quarter, as we continue to focus on the growth of our long-term loan products. Both of these revenue segments have exhibited a continuous overall growth pattern in the past two years.

Prior to the first quarter of 2017, we experienced a decline in revenues attributable to the start of our strategic shift away from short-term loans and towards long-term loans. While we have subsequently continued our exit from the short-term loan business, accelerated growth in subscription and services and interest revenue has outpaced declining loan fees in recent quarters resulting in overall net revenue growth.

Gross profit and contribution have continued to grow overall in the past two years, trending with revenue and benefiting from growth in higher margin subscription and services revenue, and improvement in our charge-off rates. Variations in net loss before tax in recent quarters are driven primarily by changes in non-cash related items such as the unrealized gain or loss on derivative financial liability, depreciation, and stock based compensation expense.

Adjusted EBITDA has been positive in the past eight quarters and has trended upwards on an annualized basis, driven largely by the continued growth in revenue and gross profit. Periods in which Adjusted EBITDA has declined quarter over quarter are primarily the result of increased discretionary expenditure in technology and development in order to explore new product initiatives and enhance our digital platform.

________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at June 30, 2018:

($000s)			As at
	June 30, 2018	January 1, 2018	December 31, 2017

Cash	$30,615	$40,560	$40,560
Loans receivable, net	74,910	68,325	73,460
Total assets	130,623	129,568	134,703
Credit facilities	65,046	57,110	57,110
Debentures	39,988	39,680	39,680
Convertible debentures	11,442	12,864	12,864
Total liabilities	128,948	120,908	120,908
Total shareholders’ equity	1,675	8,660	13,795

On January 1, 2018, the Company adopted IFRS 9, which prescribes a new expected credit loss methodology to measure the allowance for loan losses. This change in policy resulted in a non-cash opening balance sheet adjustment of $5.1 million to loans receivable, which is presented net of the allowance on the balance sheet. As permitted under the standard, the adjustment was charged to opening deficit as at January 1, 2018, and the comparative balance at December 31, 2017 was not restated.

Cash decreased to $30.6 million during the six months ended June 30, 2018 primarily to fund the growth of loans receivable. This was partially offset by the corresponding increase in carrying value of loans receivable, reduced by the impact of charge-offs and additional provision for loan losses in the same period.

Total liabilities increased by $8.0 million during the six months ended June 30, 2018. The change was driven primarily by an increase our credit facilities due to advances drawn to fund loan originations.

Loans receivable

The following table provides a breakdown of loans receivable as at June 30, 2018:

($000s)			As at
	June 30, 2018	January 1, 2018	December 31, 2017

Gross loans receivable - long-term(1)	$80,777	$71,833	$71,833
Gross loans receivable - short-term(1)	8,292	9,061	9,061
Gross loans receivable	89,069	80,894	80,894
Allowance for loan losses	(14,159)	(12,569)	(7,434)
Net loans receivable	74,910	68,325	73,460

________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Gross loans receivable is an IFRS measure the Company uses to assess its asset growth and capital efficiency. We consider the growth in gross loans receivable to be a significant element of the Company’s performance as it increases our revenue generating assets and represents a growing customer base to which the Company can market additional products that leverage its digital platform. One of our strategies is to grow our long-term loan portfolio as it not only drives interest revenue in the current period, but more importantly builds a longer term revenue stream as these loans remain outstanding longer. Growth in gross loans receivable is driven by several factors including an increase in the number of customers and an increase in the average loan amount.

The gross loans receivable - long-term portfolio was approximately $80.8 million as at June 30, 2018, an increase of $8.9 million or 13% compared to the balance as at December 31, 2017. Gross loans receivable - long-term represented 91% of the total gross loans receivable as at June 30, 2018, up from 89% as at December 31, 2017. The overall increase in gross loan receivable is primarily driven by growth in our long-term loan products, which is offset by a deliberate shift away from our short-term loan products. This shift is expected to accelerate in the remainder of 2018, with short-term loans phased out by the end of the year.

The following table provides the breakdown of gross loans receivable by geographic distribution:

($000s, except percentages)										As at
	June 30, 2018						December 31, 2017
	AB	BC	ON	Others	Total	AB	BC	ON	Others	Total

Gross loans receivable	$12,044	$15,214	$59,541	$2,270	$89,069	$10,428	$14,393	$55,228	$845	$80,894
% of total gross loans receivables	14%	17%	67%	2%	100%	13%	18%	68%	1%	100%

Ontario loans receivable remains the major portion of our total loan portfolio. During 2017, we expanded into New Brunswick, Newfoundland, Prince Edward Island and Manitoba, and originations in these provinces are included in Others.

Reconciliation of allowance for loan losses as at June 30, 2018 and December 31, 2017 is as follows:

($000s)
	Six months ended June 30, 2018	Year ended December 31, 2017

Allowance for loan losses, beginning of period	$7,434	$7,311
Impact of adopting IFRS 9 on January 1, 2018	5,135	-
Allowance for loan losses	12,569	7,311
Provision for loan losses	8,642	13,343
Loans charged-off	(7,052)	(13,220)
Allowance for loan losses, end of period	14,159	7,434

The allowance for loan losses is reported on the Company’s balance sheet and is netted against the gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our loan portfolio.

The adoption of IFRS 9 resulted in a $5.1 million opening balance sheet adjustment to the allowance for loan losses as at January 1, 2018. This increase does not represent a change in the expected recovery value of the underlying loans receivable as at that date, but is rather a function of extending the allowance for loan losses to provide for expected future losses over a longer future timeframe. This includes provisioning an allowance for “Stage 1” performing loans that have not experienced any significant increase in credit risk since initial recognition. Stage 1 loans receivable comprise $7.0 million of the $14.2 million allowance for loan losses as at June 30, 2018. Refer to the Changes in Accounting Policies section for a description of the Company’s methodology for calculating the allowance for loan losses under IFRS 9.

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Management’s Discussion and Analysis

The allowance for loan losses was $14.2 million as at June 30, 2018, compared to $12.6 million at January 1, 2018. The increase of $1.6 million is driven primarily by the growth in the Company’s gross loan receivables during the period, resulting in a corresponding recognition of allowance.

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket according to their IFRS 9 ECL measurement stage. In this presentation, the entire customer loan balance is aged in the same category as its oldest individual past due payment, in order to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

($000s)				June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Not past due	78,082	-	31	78,113
1-30 days past due	2,763	-	340	3,103
31-60 days past due	-	1,400	403	1,803
61-90 days past due	-	1,128	486	1,614
91-180 days past due	-	-	4,436	4,436
Gross loans receivable	80,845	2,528	5,696	89,069
Allowance for loan losses	(7,045)	(1,918)	(5,196)	(14,159)
Loans receivable, net	73,800	610	500	74,910

The following table presents comparative figures as at December 31, 2017 in accordance with IAS 39. In contrast to IFRS 9, these receivables were aged on an individual payment basis rather than at the customer balance level:

Age analysis of loans receivable	December 31, 2017
Not past due	73,965
1-30 days past due	1,546
31-60 days past due	1,296
61-90 days past due	1,183
91-180 days past due	2,904
Gross loans receivable	80,894
Allowance for loan losses	(7,434)
Loans receivable, net	73,460

The Company assesses its allowance for loan losses at each quarterly reporting date. Increases in the provision for loan losses, net of recoveries are recorded as a cost of revenue in the consolidated statements of comprehensive loss.

The Company fully reserves and charges off consumer loans once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loans previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

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Management’s Discussion and Analysis

Transactions with Related Parties

The significant related-party transactions that occurred during the three and six months ended June 30, 2018 were transactions with debenture holders that incur interest. Interest incurred on related party debenture balances during the three and six months ended June 30, 2018 remained relatively consistent at $0.1 million and $0.3 million, respectively, compared to $0.1 million and $0.2 million in the same periods last year. Debenture balances include $3.1 million due to related parties, as at June 30, 2018 ($3.1 million as at December 31, 2017). The related parties involved in such transactions were (i) members of the family of Praveen Varshney, a director of the Company, and entities which are directly or indirectly controlled by Mr. Varshney or members of his family; (ii) a member of the family of Gregory Feller, a director and officer of the Company; and (iii) an entity which is directly or indirectly controlled by members of the family of Gregory Feller and David Feller, each a director and officer of the Company. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. These debentures are contractually obligated to be paid on the maturity date.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources. The Company’s only off-balance sheet arrangements consist of operating leases entered into in the ordinary course of business.

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of the IPO which raised $50 million in 2015, subsequent issuance of common shares, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. In order to support our growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. Management does so by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures discussed below as they become due and payable.

Use of proceeds

Issuance of common shares

On December 28, 2017, the Company issued 3.8 million common shares at $7 per share and realized net proceeds of $24.4 million. Net proceeds from the Offering will be used to fund the enhancement of the Company’s existing digital platform and products, and the research and development of new products. The Company also intends to use the net proceeds for working capital and other general corporate purposes. To date we have utilized $5.7 million to invest in our platform through technology and development.

Convertible debentures

We issued $15.0 million in convertible debentures in June of 2017, realizing net proceeds of approximately $13.4 million. The Company intended to use the net proceeds from the offering to fund the growth of the Company’s loan portfolio, with an emphasis on its long-term loan products. The Company’s loans are partially funded using two credit facilities with Fortress, with a portion of each loan funded by the Company. As of June 30, 2018, the convertible debenture proceeds have been fully utilized to invest in loans receivable.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and six months ended June 30, 2018 and 2017:

($000s)
	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

Cash provided by operating activities before investment in gross loans receivable(1)	$2,248	$826	$2,021	$2,093
Cash invested in loans receivable	(8,273)	(5,173)	(15,227)	(7,370)
Cash used in operating activities	(6,025)	(4,347)	(13,206)	(5,277)
Cash used in investing activities	(3,072)	(1,357)	(4,564)	(2,929)
Cash provided by financing activities	4,012	14,814	7,825	14,583
Net increase (decrease) in cash for the period	(5,085)	9,110	(9,945)	6,377

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue as well as the servicing and funding of our loan products, including payment of associated direct costs and receipt of associated fees, offset by customer repayments of these long-term and short-term loans.

Cash provided by (used in) operating activities was ($6.0) million and ($13.2) million for the three and six months ended June 30, 2018 respectively. Included in these amounts were net cash investments in loans receivable of $8.3 million and $15.2 million for the three and six months ended June 30, 2018 respectively. If these net investments in the loans receivable portfolio were treated as cash flows from investing activities, the cash flow provided by operating activities would be $2.2 million and $2.0 million during the three and six months ended June 30, 2018. This represents an increase of $1.4 million and decrease of $0.1 million from the three and six months ended June 30, 2017, respectively. The decrease for the six months ended June 30, 2018 is mainly attributable to the timing of changes in working capital offsetting increased inflows from revenue. The overall increase in cash used in operating activities to ($6.3) million and ($13.4) million for the three and six months ended June 30, 2018, from ($4.3) million and ($5.3) million in the three and six months ended June 30, 2017, respectively, is primarily due to increased invested in the growth of our loan portfolio.

Cash provided by (used in) investing activities

Our investing activities consists primarily of purchases of property, equipment and software, and the capitalization of software development costs. Purchases of property, equipment and software and capitalized software development costs may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal-use technology.

For the three and six months ended June 30, 2018, cash invested in the purchase of property and equipment and investment in software was $3.1 million and $4.6 million respectively, an increase of $1.7 million and $1.6 million from the same period in 2017, as we made a conscious decision in 2018 to ramp up our investment in growth initiatives. We expect to continue investing in additional property and equipment and additional internal-use software through the remainder of 2018, in order to support the growth in our customer base and the continued build out of our digital technology platform and new products.

________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Cash provided by (used in) financing activities

Our financing activities have consisted primarily of the issuance of our common shares, debentures and borrowings from the credit facilities.

Cash provided by financing activities for the three and six months ended June 30, 2018 was $4.0 million and $7.8 million, a decrease of $10.8 million and $6.8 million compared to the three and six months ended June 30, 2017, respectively. This was due to net proceeds of $13.4 million received from the issuance convertible debentures that occurred in the second quarter of 2017. This was offset by increased advances received in the three and six months ended June 30, 2018 under our credit facilities to fund loan originations.

Contractual Obligations

The following table shows contractual obligations as at June 30, 2018, including commitments relating to leasing contracts:

($000s)
	2018	2019	2020	2021	2022	Thereafter

Commitments
Estimated lease payments	609	1,155	683	85	85	255
Accounts payable	10,185	-	-	-	-	-
Credit Facility - Liquid	-	-	34,190	-	-	-
Credit Facility - Other	-	-	30,856	-	-	-
Debentures	-	-	38,616	1,372	-	-
Convertible debentures	-	-	11,442	-	-	-
Total contractual obligations	10,794	1,155	115,787	1,457	85	255

The following table shows contractual obligations as at December 31, 2017, including commitments relating to leasing contracts:

($000s)
	2018	2019	2020	2021	2022	Thereafter

Commitments
Estimated lease payments	$1,224	$1,155	$683	$85	$85	$255
Accounts payable	7,468	-	-	-	-	-
Credit Facility - Liquid	-	-	28,552	-	-	-
Credit Facility - ST	-	-	28,558	-	-	-
Debentures	-	-	39,180	500	-	-
Convertible debentures	-	-	12,864	-	-	-
Total contractual obligations	8,692	1,155	109,837	585	85	255

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Management’s Discussion and Analysis

Disclosure of Outstanding Shares

As of August 8, 2018, our authorized capital consists of an unlimited number of common shares without par value. On September 15, 2017, the Company created a new class of preferred shares, issuable in one or more series. As of August 8, 2018, no preferred shares have been issued.

Class of Security	Number outstanding as at August 8, 2018
Common shares	22,957
Stock options	3,285
Restricted share units	242
Common share purchase warrants	1,779

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. These risks include credit, liquidity, foreign currency, and interest rate risk, among others, which are described further in the notes to the Company’s interim condensed consolidated financial statements for the three and six months ended June 30, 2018 and 2017.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Core revenue, contribution, contribution margin, adjusted EBITDA, adjusted net loss, cash provided by operating activities before investment in gross loans receivable, charge-off rate, ARPM, core ARPM, Mogo Members, and gross loans receivable (long-term and short-term) are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non-IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non-IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non-IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

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Management’s Discussion and Analysis

Core revenue

Core revenue is a non-IFRS financial measure that we calculate as total revenue less revenue from loan fees. Core revenue is a measure used by our management and Board to understand and evaluate trends within our business. We continue to accelerate our strategic shift away from short-term loan products, which we expect to phase out by year-end, and thus we consider it important to highlight trends in revenue relating to our primary revenue segments. The following table presents a reconciliation of core revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

Total revenue	$15,417	11,490	29,750	22,771
Less: loan fees	(3,809)	(4,425)	(7,754)	(9,206)
Core revenue	11,608	7,065	21,996	13,565

Contribution and Contribution Margin

Contribution is a non-IFRS financial measure that we calculate as total revenue less transaction expenses, provision for loan losses, net of recoveries, credit facility interest expense and customer service and operations expenses. Contribution margin is a non-IFRS financial measure calculated by dividing contribution by total revenue. Contribution and contribution margin are measures used by our management and Board to understand and evaluate our core operating performance and trends, and in particular as a way to evaluate the profitability of our core product revenue. Contribution excludes the impact of other expenses related to our investment in our platform, business and brand including technology, marketing and general and administration expenses. Factors that affect our contribution and contribution margin include revenue mix, transaction costs and provision for loan losses, net of recoveries, origination and servicing expenses.

The following table presents a reconciliation of contribution and contribution margin to gross profit, the most comparable IFRS financial measure, for each of the periods indicated:

($000s, except percentages)
	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Gross profit	9,912	7,676	19,283	15,134
Less:
Credit facility interest expense	(2,181)	(1,683)	(4,153)	(3,289)
Customer Service and Operations expenses	(1,953)	(1,818)	(3,914)	(3,759)
Contribution	5,778	4,175	11,216	8,086

Total revenue	15,417	11,490	29,750	22,771
Contribution Margin	37.5%	36.3%	37.7%	35.5%

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Management’s Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as loss before income taxes excluding depreciation and amortization, stock based compensation expense, non-recurring non-operating expenses, credit facility interest expense, debenture interest expense, and unrealized gain or loss on financial instruments and foreign exchange. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. This measure differs from contribution in that adjusted EBITDA includes additional operating costs, such as general and administration expenses and marketing, but excludes credit facility interest costs.

The following table presents a reconciliation of adjusted EBITDA to loss before income taxes, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

Loss before income taxes	$(6,056)	$(5,330)	$(10,006)	$(9,911)
Depreciation and amortization	1,872	985	2,963	1,860
Stock-based compensation	271	233	563	479
Credit facility interest expense	2,181	1,683	4,153	3,289
Debenture interest expense	1,915	1,790	4,026	3,359
Unrealized foreign exchange loss (gain)	211	(159)	432	(217)
Unrealized loss (gain) on derivative liability	113	897	(1,441)	1,379
Other one-time expenses	227	108	347	226
Adjusted EBITDA	734	207	1,037	464

Adjusted Net Loss

Adjusted net loss is a non-IFRS financial measure that we calculate as loss before income taxes excluding unrealized gain or loss on financial instruments and foreign exchange, stock-based compensation and non-recurring non-operating expenses. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s overall business financial performance and trends. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture interest expense so is a more complete picture of the company’s overall performance. The following table presents a reconciliation of adjusted net loss to loss before income taxes, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

Loss before income taxes	$(6,056)	$(5,330)	$(10,006)	$(9,911)
Stock-based compensation	271	233	563	479
Unrealized foreign exchange (gain) loss	211	(159)	432	(217)
Unrealized loss (gain) on derivative liability	113	897	(1,441)	1,379
Other one-time expenses	227	108	347	226
Adjusted net loss	(5,234)	(4,251)	(10,105)	(8,044)

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Management’s Discussion and Analysis

Cash Provided by Operating Activities before Investment in Gross Loans Receivable

Cash provided by operating activities before investment in gross loans receivable is calculated as cash used in operating activities, less net cash used in loan investment. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the period indicated:

($000s)
	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

Net cash used in operating activities	$(6,025)	$(4,347)	$(13,206)	$(5,277)
Net investment in gross loans receivable	(8,273)	(5,173)	(15,227)	(7,370)
Cash provided by operations before investment in gross loans receivable	2,248	826	2,021	2,093

Charge-Off Rate

Charge-off rate is a non-IFRS financial measure that we calculate as the annualized rate of loans written-off during the current period, net of recoveries, divided by average gross loans receivable balance in the period. We consider the charge-off rate in a period to be an important metric and indication of the credit performance of our loan portfolio.

The following table presents a calculation of charge-off rate using loans charged-off and gross loans receivable, the most comparable IFRS financial measures, for each of the periods indicated:

($000s)
	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

Loans charged-off	3,742	3,169	7,052	7,004
Recoveries	(488)	(505)	(961)	(965)
Charge-off net of recoveries	3,254	2,664	6,091	6,039
Gross loans receivable - opening balance	84,538	67,549	80,894	69,186
Gross loans receivable - ending balance	89,069	69,553	89,069	69,553
Simple average of Gross loans receivable	86,804	68,551	84,982	69,370
Charge-off rate (annualized)	15.0%	15.5%	14.3%	17.4%

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Management’s Discussion and Analysis

Average Revenue per Member (“ARPM”) and Core ARPM

ARPM is a non-IFRS measure that we calculate as the total revenue during a period divided by the average number of Mogo Members in the period, annualized for a full year. ARPM measures the revenue that each Mogo Member contributed during the reported period. Core ARPM is a non-IFRS measure that we calculate as core revenue during a period divided by the average number of Mogo Members in the period, annualized for a full year. We believe that these measures are key drivers of the Company’s future performance. Our strategy is to continue to grow existing products, launch new products, grow our member base and increase monetization of our member base.

The following table presents a calculation of ARPM and Core ARPM starting from total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s, except ARPM)
	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

Total revenue	$15,417	11,490	29,750	22,771
Less: loan fees	(3,809)	(4,425)	(7,754)	(9,206)
Core revenue	11,608	7,065	21,996	13,565
Number of Mogo Members - opening (000s)	604	396	544	348
Number of Mogo Members - ending (000s)	654	439	654	439
Simple average of Mogo Members (000s)	629	418	599	394
ARPM (annualized in $)	$98	$110	$99	$116
Core ARPM (annualized in $)	$74	$68	$73	$69

Mogo Members

Mogo Members is not a financial measure. Mogo Members refers to the number of individuals who have signed up for one or more of our products and services including: consumer loans, prepaid visa card, mortgage, identity fraud protection, the MogoCrypto account which enables the buying and selling of bitcoin, free credit score with free monthly credit score monitoring, unique content, or events. People cease to be Mogo Members if they do not use any of our products or services for 12 months. Reported Mogo Members may overstate the number of unique individuals who actively use our products and services within a 12 month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo Members who have accessed one of our products, including identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages, personal loans, and the MogoCrypto account. Management believes that the size of our Mogo Member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada. We anticipate that our Mogo Members will continue to grow over time.

Gross loans receivable (long-term and short-term)

Gross loans receivable (long-term and short-term) are non-IFRS financial measures which refer to loans receivable relating to the initial term of our loans receivable. We use the term “gross loans receivable - long-term” to refer to loans receivable relating to our unsecured, fixed and open credit loan products having terms of one year or more, which we refer to as “long-term loan products”. These include lines of credit that have a term of one year and installment loans that have terms of up to five years. We use the term “gross loans receivable - short-term” to refer to loans receivable relating to our unsecured, fixed and open credit loan products having terms of less than one year, which we refer to as “short-term loan products”. We consider it important to highlight our increased focus on growing our long-term loan portfolio as we execute on our strategy of being a full credit spectrum lender with a loan portfolio that is longer-term in nature. Recent legislative changes impacting certain short-term loans, including the reduction of maximum allowable fees, have been implemented in Alberta, British Columbia and Ontario. We continue the emphasis on growing our long-term portfolio and new products, and expect to phase out short-term loans by the end of the year.

Gross loans receivable represents the total amount of principal and fees outstanding to our customers at the end of the period before any provision for potential future charge-offs. We segregate gross loans receivable between gross loans receivable - long-term and gross loans receivable - short-term, both of which are non-IFRS financial measures. Under IFRS, receivables are classified as ‘current’ if they have maturities of a year or less from the balance sheet date, and as ‘non-current’ if they have maturities greater than a year from the balance sheet date.

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Management’s Discussion and Analysis

The following table presents a reconciliation of gross loans receivable - long-term and gross loans receivable - short-term to gross loans receivable, the closest comparable IFRS financial measure:

($000s)		As at
	June 30, 2018	December 31, 2017

Gross loans receivable - long-term	$80,777	$71,833
Gross loans receivable - short-term	8,292	9,061
Gross loans receivable	89,069	80,894

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the capitalization of intangible assets, valuation of long-lived assets, allowance for loan losses, fair value of share-based payments, income taxes, and derivative financial liability, which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2017. The measurement of expected credit losses under IFRS 9 effective January 1, 2018 is also inherently subject to significant judgment, and is described further below in the Changes in Accounting Policies section.

Changes in Accounting Policies

We adopted the following new accounting standards and amendments, which are effective for our interim and annual consolidated financial statements commencing January 1, 2018.

IFRS 9, Financial Instruments

On January 1, 2018, the Company adopted IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. This standard establishes new measurement categories for classifying financial assets, and new guidance in relation to impairment and hedge accounting. The new hedge accounting requirements have no material impact on the Company’s condensed consolidated financial statements.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. As permitted by the standard, the Company has chosen not to restate comparative consolidated financial statements.

Classification and measurement of financial assets

At initial recognition, financial assets are classified as measured at amortized cost, at fair value through profit or loss (“FVPTL”), or at fair value through other comprehensive income (“FVOCI”). IFRS 9 removes the previous IAS 39 classifications of loans and receivables, held to maturity, and available for sale.

The Company measures financial assets at amortized cost if the financial asset is held within a “hold to collect” business model, and if the contractual cash flows associated with the financial asset are solely payments of principal and interest on the principal amount outstanding. Financial assets fall with a “hold to collect” business model when the Company’s primary objective is to collect contractual cash flows on the assets rather than selling them.

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Management’s Discussion and Analysis

Loans receivable are classified as amortized cost. They are initially recognized at fair value, and subsequently measured at amortized cost using the effective interest method, less any allowance for loan losses.

Impairment of financial assets

Expected credit loss model

The expected credit loss (“ECL”) model is a three-stage impairment approach used to measure the allowance for loan losses on all financial assets at each reporting period date.

Loans are classified under one of three stages based on changes in credit quality since initial recognition. Stage 1 loans consist of performing loans that have not had a significant increase in credit risk since initial recognition. Loans that have experienced a significant increase in credit risk since initial recognition are classified as Stage 2, and loans considered to be credit-impaired are classified as Stage 3. The allowance for loan losses on both Stage 2 and Stage 3 loans is measured at lifetime ECLs. The allowance for loan losses on Stage 1 loans is measured at an amount equal to 12-month ECLs, representing the portion of lifetime ECLs expected to result from default events possible within 12 months of the reporting date.

Assessment of significant increase in credit risk

Significant increases in credit risk are assessed based on changes in probability of default of a financial asset subsequent to initial recognition. The Company uses past due information to determine whether credit risk has increased significantly since initial recognition. Financial assets are considered to have experienced a significant increase in credit risk and are reclassified to Stage 2 if a contractual payment is more than 30 days past due as at the reporting date.

The Company defines default as the earlier of when a contractual loan payment is more than 90 days past due or when a loan becomes insolvent as a result of customer bankruptcy. Loans that have experienced a default event are considered to be credit-impaired and are reclassified as Stage 3 loans.

Measurement of expected credit losses

ECLs are measured as the calculated expected value of cash shortfalls over the remaining life of a financial instrument, using a probability-weighted approach that reflects reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions. The measurement of ECLs primarily involves using this information to determine both the expected probability of a default event occurring and expected losses resulting from such default events. Loans are grouped by product type and by customer tenure for the purpose of assessing ECLs. Scenarios and probability weights are re-assessed quarterly and subject to management review.

IFRS 15, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers. The new standard includes a five-step recognition and measurement approach for revenue arising from contracts with customers, and includes new requirements for accounting for contract costs. Revenues arising from financial instruments within the scope of IFRS 9 - Financial Instruments, specifically interest revenue and loan fees, are excluded from the scope of IFRS 15. All other revenue streams are included within the scope of IFRS 15.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various International Financial Reporting Interpretative Committee (“IFRIC”) and Standards Interpretations Committee (“SIC”) interpretations regarding revenue. The adoption of this standard did not have any significant impact on the Company’s interim condensed consolidated financial statements.

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Management’s Discussion and Analysis

Revenue recognition

During the first half of 2018, the Company commenced Bitcoin “mining” operations, which is the process of providing transaction verification services on the Bitcoin network. The Company receives Bitcoin as compensation for these services, which are recognized as revenue and measured at fair value according to the spot price at the time they were mined. The Company has purchased Bitcoin mining equipment from a third party service provider who is also operating and hosting the machines.

Accounting Standards Issued But Not Yet Effective

IFRS 16 - Leases

This standard replaces IAS 17, Leases, and requires lessees to account for leases on the statement of financial position by recognizing a right of use asset and a lease liability. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has decided not to early adopt IFRS 16, and is currently assessing the impact of adopting this standard on its financial statements.

Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control - Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at June 30, 2018, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company’s internal control over financial reporting during the period that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

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